SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Dece mber, 2006

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Press Inquiries:

Other Inquiries:

Glenn Johnson

Amit Ben-Zvi

EVP, Marketing

Corporate VP, Products & Marketing

Magic Software Enterprises, Inc.

Magic Software Enterprises, Ltd.

+1 (949) 250-1718 ext. 203

+972 (3) 5389661

gjohnson@magicsoftware.com

amit_ben-zvi@magicsoftware.com

Magic Software Introduces JDE Connect™ for Oracle JD Edwards Business Process Improvement

Fully Functional Version of Magic's iBOLT Integration Suite Targeted to Users of IBM System i and Oracle JD Edwards

OR-YEHUDA, ISRAEL; December 14, 2006 -- Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, today announced JDE Connect™ as a fully functional version of its iBOLT Integration technology targeted to users of Oracle J.D. Edwards software running on the IBM System i platform. JDE Connect eliminates common roadblocks to smooth business operations by connecting accounting and ERP functions to the rest of the business for innovative on demand processes.

"With the introduction of JDE Connect, Magic Software and our business partners become the leading software solution for modernization and innovation of business processes for more than 3,000 companies in this target market – our advantage is that no programming is required and the solution is available now" says Amit Ben Zvi, VP Products & Marketing at Magic Software.Enterprises. "We were looking for a repeatable business niche where we could apply our technology in a manner that provides obvious and compelling business value. I believe we have that kind of opportunity in the market intersection of Oracle JD Edwards and IBM System i."

Magic Software is actively recruiting system integration partners to help implement the JDE Connect solution for its customers. Among the first to enter alliances with Magic Software are DeNovo Consulting of Denver, Colorado and M.A.G. Integration in Quebec, Canada.  JDE Connect provides business partners with a cost-effective and fully-functional version of the iBOLT Integration Suite for use as a services delivery platform that leverages the business process enhancements possible on the IBM System i, known for industry leading security, reliability and scalability.

"Magic Software provides us with proven technology, training, and a repeatable business proposition to deliver business process improvements to our customers," says Michel Maurice, Business Development Manager for M.A.G. Integration. "With JDE Connect, we can deliver projects more affordably and reliably than an RPG-only solution, saving literally years of development effort."

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes by aligning their IT with their business operations, by accelerating the evolution to a Service Oriented Architecture through Application Integration and by Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience. We lead the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries.  The company's North American subsidiary is located at 23046 Avenida de la Carlota, Suite 300 Laguna Hills, CA 92653. Telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: December 14, 2006

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